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                                                                   Exhibit 99.11

                                    ADDENDUM
                                       TO
                            STOCK ISSUANCE AGREEMENT


                  The following provisions are hereby incorporated into, and are hereby made a part of, that certain Stock Issuance Agreement dated 2~ (the "Issuance Agreement") by and between Onyx Acceptance Corporation (the "Corporation") and 1~ ("Participant") evidencing the stock issuance on such date to Participant under the terms of the Corporation's 1996 Stock Option/Stock Issuance Plan, and such provisions shall be effective immediately. All capitalized terms in this Addendum, to the extent not otherwise defined herein, shall have the meanings assigned to such terms in the Issuance Agreement.

                        INVOLUNTARY TERMINATION FOLLOWING
                                CHANGE IN CONTROL

                  1. No accelerated vesting of the Purchased Shares shall occur upon a Change in Control, and the Repurchase Right shall continue to remain in full force and effect in accordance with the provisions of the Issuance Agreement. The Participant shall, over Participant's continued period of Service after the Change in Control, continue to vest in the Purchased Shares in accordance with the provisions of the Issuance Agreement. However, immediately upon an Involuntary Termination of Participant's Service within eighteen (18) months following the Change in Control, the Repurchase Right shall terminate automatically and all the Purchased Shares shall vest in full.

                  2. For purposes of this Addendum, a CHANGE IN CONTROL shall be deemed to occur in the event of a change in ownership or control of the Corporation effected through either of the following transactions:

                         (i) the direct or indirect acquisition by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation) of beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders which the Board does not recommend such stockholders to accept, or


                        (ii) a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members ceases by reason of one or more contested elections for Board membership,
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         to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time such election or nomination was approved by the Board.

                  IN WITNESS WHEREOF, Onyx Acceptance Corporation has caused this Addendum to be executed by its duly-authorized officer, and Participant has executed this Addendum, all as of the Effective Date specified below.


                                        ONYX ACCEPTANCE CORPORATION

                                        By:_______________________________

                                        Title:____________________________


                                        __________________________________
                                        1~, PARTICIPANT




EFFECTIVE DATE: _________________, 199__


                                       2.